

BUILD STRONG. LEAD STRONG. WEST BANK STRONG.









West Bancorporation







2010 ANNUAL REPORT


11005973

BUILD STRONG. LEAD STRONG. WEST BANK STRONG.









West Bancorporation







2010 ANNUAL REPORT

WEST BANK'S COMMITMENT TO BUILDING STRONG RELATIONSHIPS, BUILDING STRONG COMMUNITIES, AND BUILDING UPON OUR STRONG REPUTATION ENSURES OUR CLIENTS RECEIVE EXCEPTIONAL CARE, OUR COMMUNITIES RECEIVE OUTSTANDING SUPPORT AND THE LOYALTY OF OUR CUSTOMERS, EMPLOYEES AND SHAREHOLDERS IS REWARDED.

BUILDING STRONG RELATIONSHIPS:



CUSTOMER-CENTRIC: WE'RE ACCESSIBLE, RESPONSIVE AND GO FAR BEYOND JUST BEING A TRANSACTIONAL BANKER. WE ARE YOUR THINKING PARTNER.



CAPITAL AND CONNECTIONS: WE KNOW IT TAKES FAR MORE THAN MONEY TO BUILD A BUSINESS, SO WE'RE HAPPY TO SHARE OUR CONNECTIONS AS WELL AS OUR CAPITAL.

BUILDING STRONG COMMUNITIES:



BUY LOCAL: OUR PROFITS STAY IN OUR COMMUNITIES. WE'RE PROUD TO DO BUSINESS WITH LOCAL PARTNERS.



GIVE BACK: THROUGH OUR FOUNDATION, WE DONATED OVER $300,000 TO AREA CHARITIES. BUT EVEN MORE IMPORTANT -- OUR EMPLOYEES DONATE OVER 8,000 HOURS OF SERVICE AND SIT ON 84 BOARDS.

BUILDING ON OUR STRONG REPUTATION:



STABILITY: OVER A CENTURY OF EXCEPTIONAL LONG TERM PERFORMANCE AND DEEP BUSINESS FOOTINGS CREATES CONFIDENCE FOR OUR CUSTOMERS AND VALUE FOR OUR SHAREHOLDERS.



LOYALTY: WE'RE PROUD OF THE LOYALTIES WE HAVE EARNED.



Dear Fellow Shareholders:

2010 was a year of significant progress. We are pleased but not satisfied with our performance.

We are pleased to report $11.1 million of net income available to our common shareholders. This equates to $0.64 per common share. We are also pleased to have paid a $0.05 per share special dividend to our common shareholders in December. This past year was definitely one of improvement. We were able to generate a respectable level of net income and our nonperforming assets trended lower. We expect to continue to report improvement in both areas throughout the coming year. The state of the overall economy will be a significant factor in whether or not that trend continues. We believe we are doing everything in our control to improve the level of nonperforming assets, and those efforts are being rewarded.

I have enjoyed my first nine months with the Company and am happy to have had the opportunity to join such a well-respected community banking organization. Community banks face many challenges, but the staff and culture of West Bank position us to meet and overcome the issues before us. During 2010, we cut our nonperforming assets by one-third, returned to profitability, and our capital ratios are strong. As we move into 2011 our primary focus remains on credit quality and reducing the amount of nonperforming assets. We are also hopeful the economy will continue improving and new business opportunities will grow. Since my arrival, we have been working on improving the infrastructure of the organization. These investments in infrastructure will help us with continued improvements in credit quality and our credit process. The infrastructure investments are also designed to give us the capacity for growth. We want to be well-positioned to take advantage of the business opportunities that will present themselves as the economy improves. To that end, we have separated the sales function from the credit evaluation function. What this means is that our front line bankers will have more time for business development. A separate credit function will focus on the underwriting of the new business opportunities. We have also added resources to our compliance area. The volume of new regulations coming from Washington is unprecedented.

As previously stated, we were pleased to have been able to pay a special cash dividend in December 2010. We recognize the history and heritage of our Company as a dividend paying company. It is our current intent to resume a regular dividend payment at some point in 2011. The timing and amount of this dividend are dependent on several factors, including profitability, asset quality, regulatory approval, growth, and capital plans. On the capital front, our priority in 2011 will be working on the redemption of the preferred stock issued to the Treasury Department under the Capital Purchase Plan. While this preferred stock has provided relatively low cost capital during the past two years, we want to repurchase this stock before the cost increases (which for us is January 1, 2014). This will eliminate the preferred stock dividends which will increase net income available to common shareholders. While our plans are still in the formative stages, it is possible some additional common stock will be sold to contribute to the redemption of the preferred stock.



David D. Nelson

During the past few months, I have engaged every employee of the Company in our strategic planning process. I thought it was important for everyone to have an opportunity to contribute to the future direction of our Company. All employees were asked to answer the questions, "Why do people chose to do business with us?" and "What does it mean to be a community bank?" The results of this process outline what we will do on purpose to benefit our four constituencies: clients, employees, shareholders, and the communities we serve.

The pillars of the plan are the following:

1) We build strong customer relationships through service and hard work.
2) We are committed to the communities we serve.
3) We build and maintain a strong reputation.
4) Developing, recognizing, and retaining our people.

We want to be the community bank of choice, focusing on small and medium sized businesses in each of our markets. To that end, our present and future clients can expect we will be responsive and act with integrity to provide financial solutions tailored to their individual needs.

The next steps are for us to specifically identify the tasks and routines we can do on purpose to ensure our focus remains on what is most important. From this we will build specific expectations for each of us to ensure we are pursuing the values identified to be most important to us and our customers.

Thank you for your support. We are pleased with the progress we made in 2010. We are working hard to further that progress in 2011.

David D. Nelson
Chief Executive Officer and President



West Bancorporation, Inc. Board of Directors

(1) Audit Committee (2) Compensation Committee (3) Nominating & Corporate Governance Committee

STOCK INFORMATION

West Bancorporation, Inc., common stock is traded on the Nasdaq Global Select Market and quotations are furnished by the Nasdaq System. There were 236 common stockholders of record on December 31, 2010, and an estimated 990 additional beneficial holders whose stock was held in street name by brokerage houses.

Market and Dividend Information (1)

2010	High	Low	Dividends
1st quarter	$ 6.64	$ 4.80	$ -
2nd quarter	9.04	6.32	-
3rd quarter	7.28	5.51	-
4th quarter	8.19	6.13	0.05
2009			
1st quarter	$ 12.40	$ 4.36	$ 0.08
2nd quarter	9.50	5.00	0.01
3rd quarter	6.38	4.61	-
4th quarter	5.50	4.28	-

(1) The prices shown are the high and low sale prices for the Company's common stock. The market quotations, reported by Nasdaq, do not include retail markup, markdown or commissions.

Transfer Agent/Dividend Paying Agent

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, Illinois 60606-6905
800-757-5755
www.illinoisstocktransfer.com

General Counsel

Ahlers & Cooney, P.C.
100 Court Avenue
Suite 600
Des Moines, IA 50309

Independent Registered Public Accounting Firm

McGladrey & Pullen, LLP
400 Locust Street
Suite 640
Des Moines, IA 50309

Forward-Looking Statements - Certain statements in this report about the Company's future financial performance constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements include the words "believe," "hope to," "look forward," or similar references. These statements are based on underlying assumptions, risks, and uncertainties that may not materialize as expected. Actual results may differ significantly from the forward-looking statements due to, among other things, changes in competition, economic conditions, regulatory requirements or costs, loan or investment performance, and interest rates. The Company undertakes no obligation to revise any statements to reflect future circumstances.

CONSOLIDATED CONDENSED BALANCE SHEETS

(dollars in thousands, except per share amounts)

ASSETS	December 31, 2010	December 31, 2009
Cash and due from banks	$ 20,069	$ 27,923
Federal funds sold and other short-term investments	67,885	103,572
Cash and cash equivalents	87,954	131,495
Securities available for sale	256,326	340,478
Federal Home Loan Bank stock, at cost	11,211	10,791
Loans held for sale	4,452	332
Loans	888,649	1,020,710
Allowance for loan losses	(19,087)	(19,126)
Loans, net	869,562	1,001,584
Premises and equipment, net	5,068	5,290
Accrued interest receivable	4,959	5,502
Bank-owned life insurance	25,395	25,400
Other real estate owned	19,193	25,350
Deferred tax assets	11,164	12,823
Other assets	10,179	16,009
Total assets	$ 1,305,463	$ 1,575,054

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Liabilities		
Deposits:		
Noninterest-bearing demand	$ 230,277	$ 206,412
Interest-bearing demand	142,031	162,305
Savings	313,850	442,137
Time of $100,000 or more	178,388	271,145
Other time	107,526	164,618
Total deposits	972,072	1,246,617
Federal funds purchased and securities sold under agreements to repurchase	52,095	40,342
Other short-term borrowings	2,914	2,553
Subordinated notes and FHLB advances	125,619	145,619
Accrued expenses and other liabilities	7,327	6,864
Total liabilities	1,160,027	1,441,995
Stockholders' Equity		
Preferred stock, $0.01 par value, with a liquidation preference of $1,000 per share; authorized 50,000,000 shares; 36,000 shares issued and outstanding at December 31, 2010 and 2009	34,508	34,024
Common stock, no par value; authorized 50,000,000 shares; 17,403,882 shares issued and outstanding at December 31, 2010 and 2009	3,000	3,000
Additional paid-in capital	34,387	34,387
Retained earnings	76,188	65,959
Accumulated other comprehensive (loss)	(2,647)	(4,311)
Total stockholders' equity	145,436	133,059
Total liabilities and stockholders' equity	$ 1,305,463	$ 1,575,054

FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share amounts)

	2010	2009	2008	2007	2006
YEAR-END BALANCES					
Assets	$ 1,305,463	$ 1,575,054	$ 1,554,276	$ 1,341,289	$ 1,270,013
Investment securities	267,537	351,269	189,558	237,378	261,578
Loans	888,649	1,020,710	1,100,735	983,565	904,286
Nonperforming loans	12,930	26,317	28,835	5,877	650
Other real estate owned	19,193	25,350	4,352	155	2,002
Deposits	972,072	1,246,617	1,155,132	911,371	926,251
Stockholders' equity	145,436	133,059	150,063	121,606	113,812
AVERAGE BALANCES					
Assets	1,558,461	1,618,557	1,371,401	1,309,119	1,298,410
Investment securities	301,124	230,821	189,206	252,477	270,484
Loans	961,977	1,100,045	1,054,558	945,669	918,992
Deposits	1,218,997	1,231,597	954,423	903,972	991,603
Stockholders' equity	141,079	143,163	118,090	116,683	107,345
RESULTS OF OPERATIONS					
Net interest income	42,120	41,094	41,101	38,204	39,099
Provision for loan losses	6,050	24,500	16,600	2,350	1,725
Noninterest income, including investment securities gains (losses)	10,387	8,904	4,301	8,430	8,128
Noninterest expense	27,744	37,905	20,105	17,870	17,425
Income (loss) before income taxes from continuing operations	18,713	(12,407)	8,697	26,414	28,077
Income (loss) from continuing operations	13,383	(5,051)	7,311	18,352	19,142
Income (loss) from discontinued operations	-	(9,566)	325	568	265
Net income (loss)	13,383	(14,617)	7,636	18,920	19,407
PER COMMON SHARE					
Net income (loss) from continuing operations – basic and diluted	0.64	(0.42)	0.42	1.05	1.09
Net income (loss) from discontinued operations – basic and diluted	-	(0.55)	0.02	0.03	0.02
Net income (loss) – basic and diluted	0.64	(0.97)	0.44	1.08	1.11
Dividends	0.050	0.090	0.640	0.640	0.625
Book value	6.37	5.69	6.69	6.96	6.49
Closing price	7.79	4.93	12.25	13.04	17.78
RATIOS					
Return on average equity	9.49%	-10.21%	6.47%	16.21%	18.08%
Return on average assets	0.86%	-0.90%	0.56%	1.45%	1.49%
Efficiency ratio	50.40%	45.99%	38.56%	37.08%	35.47%
Net interest margin	3.04%	2.86%	3.38%	3.28%	3.38%
Average equity as % of average assets	9.05%	8.85%	8.61%	8.91%	8.27%
Allowance for loan losses as % of loans	2.15%	1.87%	1.40%	0.91%	0.94%
Net charge-offs as % of average loans	0.63%	1.89%	0.96%	0.20%	0.09%
Nonperforming loans as % of loans	1.46%	2.58%	2.62%	0.60%	0.07%

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share amounts)

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Interest Income:			
Loans	$ 53,215	$ 59,309	$ 63,525
Securities:			
U.S. Treasury, government agencies and corporations	2,411	2,436	2,903
States and political subdivisions	3,124	4,322	4,152
Other	1,852	1,142	1,485
Federal funds sold and other short-term investments	541	521	467
Total interest income	61,143	67,730	72,532
Interest Expense:			
Demand deposits	2,165	2,481	1,223
Savings deposits	4,003	4,157	3,812
Time deposits	7,049	12,910	16,486
Federal funds purchased and securities sold under agreements to repurchase	210	320	2,788
Other short-term borrowings	-	-	39
Other borrowings	5,596	6,768	7,083
Total interest expense	19,023	26,636	31,431
Net interest income	42,120	41,094	41,101
Provision for Loan Losses:	6,050	24,500	16,600
Net interest income after provision for loan losses	36,070	16,594	24,501
Noninterest Income:			
Service charges on deposit accounts	3,361	4,021	4,832
Trust services	818	786	789
Gains and fees on sales of residential mortgages	1,533	1,114	544
Increase in cash value of bank-owned life insurance	869	776	936
Gain from bank-owned life insurance	422	840	-
Other income	3,649	2,095	1,866
Total noninterest income	10,652	9,632	8,967
Investment securities gains (losses), net:			
Total other than temporary impairment losses	(305)	(3,444)	(4,739)
Portion of loss recognized in other comprehensive income (loss) before taxes	-	832	-
Net impairment losses recognized in earnings	(305)	(2,612)	(4,739)
Realized securities gains, net	40	1,884	73
Investment securities (losses), net	(265)	(728)	(4,666)

– continued –

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS – continued *(dollars in thousands, except per share amounts)*

	YEARS ENDED DECEMBER 31,		
	2010	2009	2008
Noninterest Expense:			
Salaries and employee benefits	$ 10,996	$ 9,938	$ 9,257
Occupancy	3,207	3,451	2,992
Data processing	1,815	1,761	1,748
FDIC insurance expense	3,082	2,736	606
Goodwill impairment	-	13,376	-
Other expenses	8,644	6,643	5,502
Total noninterest expense	27,744	37,905	20,105
Income (loss) before income taxes	18,713	(12,407)	8,697
Income Taxes (Benefits):	5,330	(7,356)	1,386
Income (loss) from continuing operations	13,383	(5,051)	7,311
Discontinued Operations:			
Income (loss) from discontinued operations before income taxes	-	(10,262)	563
Income taxes (benefits)	-	(696)	238
Income (loss) from discontinued operations	-	(9,566)	325
Net income (loss)	13,383	(14,617)	7,636
Preferred stock dividends and accretion of discount	(2,284)	(2,276)	-
Net income (loss) available to common stockholders	$ 11,099	$ (16,893)	$ 7,636
Earnings (Loss) per Common Share:			
Basic and diluted earnings (loss) per common share from continuing operations	$ 0.64	$ (0.42)	$ 0.42
Basic and diluted earnings (loss) per common share from discontinued operations	$ -	$ (0.55)	$ 0.02
Basic and diluted earnings (loss) per common share	$ 0.64	$ (0.97)	$ 0.44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of West Bancorporation, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc., and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss) (not presented herein), stockholders' equity, and cash flows (not presented herein) for each of the three years in the period ended December 31, 2010, and in our report dated March 11, 2011, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing in this report is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

McGladrey & Pullen, LLP

Des Moines, Iowa

March 11, 2011

CONSOLIDATED CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY *(dollars in thousands, except per share amounts)*

Years Ended December 31, 2010, 2009, and 2008	Comprehensive Income (Loss)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2007		$ -	$ 3,000	$ 32,000	$ 87,084	$ (478)	$ 121,606
Comprehensive Income							
Net income	$ 7,636	-	-	-	7,636	-	7,636
Other comprehensive (loss), unrealized (losses) on securities, net of reclassification adjustment, net of tax	(3,252)	-	-	-	-	(3,252)	(3,252)
Total Comprehensive Income	$ 4,384						
Preferred shares and common stock warrant issued		33,548	-	2,452	-	-	36,000
Shares reacquired and retired under the common stock repurchase plan		-	-	-	(789)	-	(789)
Cash dividends declared, $0.64 per common share		-	-	-	(11,138)	-	(11,138)
Balance, December 31, 2008		33,548	3,000	34,452	82,793	(3,730)	150,063
Cumulative effect accounting adjustment, net of tax		-	-	-	1,625	(1,625)	-
Comprehensive (Loss)							
Net (loss)	$ (14,617)	-	-	-	(14,617)	-	(14,617)
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax	1,044	-	-	-	-	1,044	1,044
Total Comprehensive (Loss)	$ (13,573)						
Preferred stock discount accretion		476	-	-	(476)	-	-
Preferred stock issuance costs		-	-	(65)	-	-	(65)
Cash dividends declared, $0.09 per common share		-	-	-	(1,566)	-	(1,566)
Preferred stock dividends declared		-	-	-	(1,800)	-	(1,800)
Balance, December 31, 2009		34,024	3,000	34,387	65,959	(4,311)	133,059
Comprehensive Income							
Net income	$ 13,383	-	-	-	13,383	-	13,383
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax	1,664	-	-	-	-	1,664	1,664
Total Comprehensive Income	$ 15,047						
Preferred stock discount accretion		484	-	-	(484)	-	-
Cash dividends declared, $0.05 per common share		-	-	-	(870)	-	(870)
Preferred stock dividends declared		-	-	-	(1,800)	-	(1,800)
Balance, December 31, 2010		$ 34,508	$ 3,000	$ 34,387	$ 76,188	$ (2,647)	$ 145,436

FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be available on the Securities and Exchange Commission's Web site at http://www.sec.gov/edgar/searchedgar/webusers.htm and through a link on the Company's Web site, www.westbankiowa.com, at Investor Relations, SEC Filings. A copy of the annual report can also be obtained upon request to Alice Jensen at 515-222-2300 or ajensen@westbankiowa.com.

West Bancorporation

March 11, 2011


SEC MAIL PROCESSING
RECEIVED
MAR 15 2011
WASH, D.C.
211
SECTION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: West Bancorporation, Inc
Annual Report
File No. 0-49677

Ladies and Gentlemen:

Enclosed are seven copies of the annual report for West Bancorporation, Inc.

Also enclosed is an additional copy of this cover letter. Please file-stamp the letter and return it to the undersigned in the enclosed self-addressed stamped envelope.

Please address any inquires concerning the report to the undersigned at (515) 222-2309. Written correspondence should be directed to the undersigned at West Bancorporation, Inc., 1601 22nd Street, West Des Moines, IA 50266 or dgulling@westbankiowa.com.

Thank you for your assistance in this matter.

Sincerely,

Douglas R. Gulling
Executive Vice President and Chief Financial Officer